New York Headquarters	Mr. Alexander E. Parker
1185 Avenue of the Americas, Floor 3	Senior Managing Director
New York, N.Y. 10036	E. alexander.parker@buxtonhelmsley.com
T. +1 (212) 951-1530
F. +1 (212) 641-4349

VIA REGISTERED U. S. POSTAL MAIL & ELECTRONIC MAIL

stephen.ranalow@arthurcox.com; board.directors@mnk.com; corporate.secretary@mnk.com; stephanie.miller@mallinckrodt.com;  joann.reed@mallinckrodt.com; carlos.paya@mallinckrodt.com; angus.russell@mallinckrodt.com; martin.carroll@mallinckrodt.com; paul.carter@mallinckrodt.com; david.norton@mallinckrodt.com; anne.whitaker@mallinckrodt.com; kneeland.youngblood@mallinckrodt.com; david.carlucci@mallinckrodt.com; jane.m.leamy@usdoj.gov; info@odce.ie; marian_lynch@odce.ie; xana_mccarthy@odce.ie; suzanne_gunne@odce.ie; ian_drennan@odce.ie; chair@sec.gov; commissionerlee@sec.gov; commissionerpeirce@sec.gov; commissionerroisman@sec.gov; commissionercrenshaw@sec.gov;

November 5, 2021
Mr. Stephen Ranalow
Arthur Cox LLP
Ten Earlsfort Terrace
Dublin 2
D02 T380
Ireland

Former Directors - All Members	Ms. Joann Reed, Interim Director
Mallinckrodt Plc.	Mr. Carlos V. Paya, M.D., Ph. D., Interim Director
53 Frontage Road, Shelbourne Building	Mr. Angus Russell, Former Chairman
Hampton, N.J. 08827	Mr. J. Martin Carroll, Former Director
Mr. Paul R. Carter, Former Director
Mr. David Norton, Former Director
Ms. Anne C. Whitaker, Former Director
Mr. Mark Trudeau, Former Director
Mr. Kneeland Youngblood, Former Director
Mr. David Carlucci, Former Director

U.S. Securities and Exchange Commission	Mr. Gary Gensler, Chairman
100 F Street, NE	Ms. Allison Herren Lee, Commissioner
Washington, D.C. 20549	Ms. Hester M. Peirce, Commissioner
Mr. Elad L. Roisman, Commissioner
Ms. Caroline Crenshaw, Commissioner

Attn: Office of the Whistleblower

ENF-CPU (U.S. Securities & Exchange Commission)

14420 Albemarle Point Place, Suite 102

Chantilly, VA 20151-1750

Attn: Ms. Jane M. Leamy

Office of the United States Trustee

U.S. Department of Justice

844 King Street, Suite 2207

Wilmington, DE 19801

Office of the Director of Corporate Enforcement	Ms. Marian Lynch
16 Parnell Square	Ms. Xana McCarthy, Investigator
Dublin 1	Ms. Suzanne Gunne, Enforcement Lawyer
D01 W5C2, Ireland	Mr. Ian Drennan, Director of Corporate Enforcement

Re:	November 2, 2021, Response Letter - "Mallinckrodt Plc. and The Buxton Helmsley Group, Inc."

Mr. Ranalow:

We refer to your letter regarding Mallinckrodt Plc. (the "Company"), addressed to The Buxton Helmsley Group, Inc. ("BHG"), dated November 2, 2021.

I will reiterate, since the Company and its counsel so hollowly have alleged violation of the shareholder injunction in the past (yet, privately instructing us to exercise shareholder rights that are strictly prohibited in the order), that BHG (and all shareholders) will not take any action during U.S. proceedings, other than noticing you and proper authorities of every instance of fraud and illegal conduct this Company's entirely dismissed board of dictators (they could not be further from democratic directors) and management are committing, along with to the press, as is our right. In re Glik v. Cunniffe (1st Cir. 2009) ("[C]hanges in technology and society have made the lines between private citizen and journalist exceedingly difficult to draw. … news stories are now just as likely to be broken by a blogger at her computer as a reporter at a major newspaper. Such developments make clear why the news-gathering protections of the First Amendment cannot turn on professional credentials or status.") We will let you get through U.S. proceedings at the pace you wish and will not slow you down (remember that you told BHG not to engage in "disruption", threatening shareholders with contempt of court even for exercising Company-admitted, legally protected shareholder rights, when you attempt to ever-hypocritically claim, during future Irish High Court proceedings, that BHG did not advocate enough in the present U.S. proceedings, as we all know is coming). You cannot tell someone to sit down and shut up, then tell them they should have taken a stand and spoken louder. We have already put all violations and objections on the record during U.S. proceedings, to reserve our rights, and if the U.S. Bankruptcy Court chooses to overlook such misconduct, fraud, and violations of both domestic and foreign law, so be it. Oversight of violations of foreign (Irish) law by the United States, whether intentional or not (due to lack of disclosure of that foreign, Irish law on the part of this Company, at the time of deciding on relevant matters), will not hurt the United States to undermine that foreign law (again, due to lack of initial disclosure by this Company), but it would be true "irreparable harm" (this board and management's favorite words) to Ireland, were their country of incorporation to reward this Company's board and management for their acts on any level, including even a simple reward of approving an unauthorized application into examinership, in violation of both the Company's Articles of Association, § 91, and the Companies Act of 2014, § 1111 (along with all other undisclosed, violated statutes during this Company's vacation from Irish law during U.S. proceedings). This Company's culpability in BHG's allegations is ever apparent, given you chose to (and continue to choose to) respond to BHG's formal objection to the Company's plan, not in a docketed reply to the objection, but in a private letter so that it would not be seen by other parties, or the judge. BHG finds that ever noteworthy.

Yet again, in this new November 2, 2021, letter, too, you choose to sweepingly reject claims, with no substantiation, then complain that BHG provided too much substantiation (interesting…). The only reason BHG's letter was any length, was because BHG chooses to rebut each of your points made, with substance, and not a blanket, hollow rejection, whereas you simply refuse to rebut. This Company then must not have any valid rebuttal to BHG's arguments, as is made apparent since it took 17 days to compose a letter a fraction of the length of your September 17, 2021, letter, composed and sent in only two days.

Very briefly, we will cover your points, in the order of your November 2, 2021, response letter:

1. I think you need to refresh yourself that directors are "service" providers to those who are empowered to elect/terminate them, due to shareholders having the ultimate incentive to maximize the Company's value, even according to the Company's Articles of Association, § 82. Again, those "service" providers are not allowed to run resolutions counter to the concretely quantified interests (via a formal vote) of the ultimate voting constituency in this democracy; the shareholders. Such a resolution more than "may conflict with the interests of the Company", which would require the recusal of directors from voting themselves on such a knowingly conflicting resolution, and would then require a formal vote on such a resolution, by the ultimate voting constituency (the shareholders), pursuant to the Company's Articles of Association, § 91. I do not know how many times I must reiterate (it is crystal clear) that the Companies Act of 2014, § 212, also prohibits the oppression of minority shareholders, which is indisputably occurring with a formal restraining order against "any person or entity" which the directors of the Company wish to prejudicially retaliate against for exercising Company-admitted shareholder rights "subject to the Companies Act of 2014 and Articles of Association". Further, when a company's directors' interests conflict with that of those who select the "service" providers, so much that those with the ultimate incentive to maximize the value of the Company (which could include directors, if they were material shareholders, but not in this case) choose to terminate those "service" providers, that means they are told to "vacate office" (as this board admitted they understood, in the Company's July 2, 2021, proxy statement filing) and that they are not trusted, nor approved, to engage any further business judgment, and are to be "replaced" (and allow for their replacement), pursuant to the Company's

Articles of Association, § 81. With being terminated from engaging further business judgment (being told they are to "vacate office"), being terminated "service" providers, they are then not allowed to run any further resolutions, other than to facilitate/allow their "replace[ment]", as is their obligation under - again - the Company's Articles of Association, § 81. Those terminated, dismissed, mere "service" providers comprising of the skeleton board, also "are not entitled to appoint alternate directors", as explicitly prohibited in the Company's Articles of Association, § 105. Directors, as dismissed, terminated "service" providers, are not allowed to override the voting results in this democracy; that is stark minority shareholder oppression, as prohibited by the Companies Act of 2014, § 212, and such a resolution to override voting results is also in stark violation of the

Company's Articles of Association, § 91, with a duty to heed to the voting results of those whom elected those "service" providers into office. Everyone already is well aware, however, that this Company's board does not respect their statutory obligation of an uninterrupted, full and free democracy (as part of relevant statues of the Companies Act of 2014, including §§ 175 and 212), as concretely evidenced by this board's presently possessed shareholder injunction, enforceable against "any person or entity" the board targets for retaliation, prohibiting the exercise of every democratic, shareholder right in the book. And still, this Company's dismissed, terminated "service" providers, who have now autocratically oppressed their shareholders and re-assumed their dictatorial positions, continue to hold shareholders hostage and oppress them from "replac[ing]" the "service" providers that were entirely ousted in a landslide vote on August 13, 2021 (not even one director being trusted to continue their business judgment as a continuing "service" provider). You could not be more incompliant with the terms of the Articles of Association and Companies Act of 2014, so it is "untenable", Mr. Ranalow, to continue professing your "strict compliance" with this Company's corporate governance and statutory obligations.

2. You need to read the Company's Articles of Association again, very clearly. The Company's Articles of Association, § 91(a)(iii) and (vi) state what resolutions a director may vote on "in the absence of some other material interest than is indicated below". That means resolutions involving other material interests are not permissible for directors to vote on. Did present directors remove/exclude/recuse/bar themselves from even possibly having a "material interest" in the post-reorganization equity allocation? I don't think so, and you have declined/refused to include a clause to bar all directors and management throwing present shareholders down the tubes (in the midst of numerous instances of fraud) from receiving a "material interest" in the post- reorganization MIP, as I offered in my October 14, 2021, letter. If present directors were not arranging to engage in self-dealing of a "material interest", then why would you oppose barring/excluding them from receiving any benefit from the post-reorganization MIP? This Company's dismissed directors' (really, dictators') decisions could not wreak of self-interestedness more. You add material rewards to be reaped by those who remain on the gravy train, then say directors will only benefit if they are not kicked off the gravy train, then oppress the power of the democracy to prevent those directors from being kicked off the gravy train, to ensure maximum chances of benefiting from those rewards directors self-negotiated? That is called arranged self-dealing, proven to be the case with directors refusing to exclude/bar themselves from the arrangement of a "material interest" in the post-reorganization entity. Who do you think you are hoodwinking?

3. When The Law of Companies says, in relation to the "obligation to convene extraordinary general meeting in event of serious loss of capital", "the obligation is an ongoing one that arises whenever a director knows that the net assets are half or less of the PLC's share capital - it is not dependent on the annual financial statements demonstrating that fact, and it is not necessary, and it is not necessary to wait for them to confirm it", you could not conflict with the position set out in The Law of Companies more. You then, very apparently, need to confer with that book, and your senior partner, Dr. Thomas B. Courtney (author of The Law of Companies), much longer, if you still want to claim that "the requirement to convene a general meeting under section 1111 has not been triggered by reference to the Company's current balance sheet." When "it is not dependent on the annual financial statements", you can throw your balance sheet out the window - forget it. Until Mr. Courtney repeals his book, and professes he was incorrect, anyone who reads your letters will very easily conclude Arthur Cox is now simply being compensated to give corrupted lip service, and not doing a very good job at it. As stated on Mr. Courtney's Arthur Cox biography, "Tom was a key member of the Arthur Cox team that advised the Irish Government on its legislative response to the financial crisis 2008-2011." That means, when companies were blowing up with toxic assets and liabilities, in a matter of days, the Companies Act of 2014, § 1111, was instituted to force recapitalization (as is the right of present shareholders, which a board owning virtually zero stock does not get to hijack) or insolvency proceedings (the choice of a Company's shareholders, at that statutorily required shareholder meeting), as a plan to "deal with the situation". Further, that statute serves to ensure that Irish companies are not fraudulently continuing to engage with trading partners on a knowingly false representation of financial standing, as is exactly what the directors of Mallinckrodt Plc. did. Your rationale is that because you continue to publish false financial statements with the U.S. Securities and Exchange Commission, that are entirely different than your claimed knowledge (in the U.S. Bankruptcy Court) of no net assets existing for the benefit of shareholders (apparently, you need to read that a few times over), that you have creatively bypassed your obligation under your claimed knowledge of net assets not existing, as part of the Companies Act of 2014, § 1111? Do you realize how much that sounds like something to come out of the mouth of a con artist (multiple statements of financials at the same time, which is in the public record as occurring with this Company, depending on the Company's agenda at the moment, is fraud)? In fact, do you also not realize you are describing exactly what happens in a Ponzi scheme (concealing knowledge of financial position, defrauding all stakeholders in the process, until you pull the rug out from under them by coming clean)? If Ireland were to even merely reward this Company through granting them into examinership, they can look forward to companies concealing known liabilities left and right to bypass that statutory obligation and full, good-faith negotiations with all stakeholders because, hey, the Mallinckrodt Plc. directors and management did it, right? Remember your proxy allegations against BHG? Just the same as you alleged BHG had to file a proxy statement before soliciting proxies (for which, BHG still believes the class of the Company's stock qualifies for an exemption, with there being multiple possible exemptions), you were required to hold an EGM of the shareholders before you went down any path to "deal with the situation", pursuant to the Companies Act of 2014, § 1111. It was (and still is) the absolute right of shareholders, at that meeting, to decide (among many other possible paths to "deal with the situation") if we wished to recapitalize the Company (through many possible means, including a follow-on offering of preferred or common stock, with or without shareholder participation, which was an option never offered by this Company's board and management, in bad faith and violation of their fiduciary duties), or any alternative path to "deal with the situation", before going down any possible path. If this board and management actually held a material amount of shares, they would have had some say at that meeting, but they lost that say when they refused to comply with the Company's ongoing equity retention requirements (again, quit misleading investors when you say "guidelines", as those "requirements" were not a soft "guideline"). Directors' powers in this democracy are limited by the number of shares they own, just the same as shareholders; any such exemption for elected leadership, where they have more power than the underlying constituency, would be not a democracy, but a dictatorship. If your position, that the Companies Act of 2014, § 1111, required the confirmation of insolvency (no net assets existing) on a balance sheet, was ever accepted by the Irish High Court, Ireland can then look forward to many more cataclysmic financial disasters and mirror reorganization attempts to enrich present managements and boards, just as is happening here with your arranged attempt of self-dealing (for which you refuse to bar yourselves from benefiting from), with directors of other Irish companies relying on the precedent set in the case of Mallinckrodt Plc., that directors supposedly knew of a better procedural route than that of which is explicitly prescribed within the Companies Act of 2014, § 1111.

If the Irish High Court were to allow this Company's entry into examinership, they may as well just rip § 1111 out of the Companies Act of 2014, along with § 212, while they are at it. If Mallinckrodt Plc. is rewarded and given a green light, on any level, with a claim that they knew a better route than the law statutorily prescribed and required, how can the Irish High Court not accept such reasoning from the flood of mirror illegal conduct that will follow at other Irish companies? I will end this point, that if the Irish High Court does not fully enforce their category offense for this statutory violation and penalize these directors to the maximum extent, Ireland will continue to have directors taking their chance at getting away with clear statutory violations of the law (through the bad-faith encouragement and enablement of their lawyers), over and over. Arthur Cox is, again, signing these directors up for imprisonment. If no imprisonment occurs, Ireland will see this mirror story over and over, with stakeholders being as materially harmed as in this case (and potentially worse, in cases such as having occurred in 2008-2009), because Mallinckrodt Plc. directors were not reprimanded appropriately for such a category offense while defrauding numerous stakeholders, violating their statutory obligations as much as their fiduciary obligations in the process. Also, drop the professing of "accounting standards" - you are peddling multiple statements of financials, so this Company is adhering to no "accounting standards," very clearly. BHG has already noticed this Company's board and management, Arthur Cox, Deloitte & Touche, and Latham & Watkins, that you are all conspiring in accounting fraud, either in stark violation of FASB ASC topic 450-20-25-2, among other codes, fraudulently concealing more than "probable" liabilities from the balance sheet, or conspiring in fictitious statements of losses/financials in the U.S. Bankruptcy Court. You get one statement of financials, and one statement of financials only. You all are on firm notice you are committing fraud (conspiracy is just as culpable); textbook accounting fraud, with multiple statements of financials being given, at the same time, depending on your agenda/purpose at the moment.

4. Well, if that is the case (that "[y]our letter of 17 September 2021 was issued on behalf of the firm of Arthur Cox LLP, not any individual partner"), then you clearly did not run your letter by your fellow partners before you spoke on their behalf, as I am sure Mr. Courtney would have been opposed to contradict himself so starkly (making himself look so utter confused), to make your firm look ever so hypocritical. You should not contradict such explicit opinions of others at your firm who are far more qualified to speak on a subject, otherwise you lose credibility, not just for yourself, but for the entire law firm you are supposedly speaking on behalf of. You end up looking like you have a grip on company law as much as you do this Company's level of solvency, with your multiple stories for each of those matters.

5. You apparently need to sit with my letter longer, alongside The Law of Companies. From my October 14, 2021, letter: "BHG never stated that the approval of StrataGraft® unequivocally thrusted the company into a different level of solvency". That means BHG's position (that, while you have obtained an opinion of "insolvency" from a foreign judge, through numerous fraudulent omissions, misrepresentations, and false statements, to get that opinion, with BHG therefore not buying your story of "insolvency" for one moment since) remains unchanged, with StrataGraft® only solidifying our position. We have been of the position from day one (far before StrataGraft®) that this Company's board and management have misrepresented financials and solvency, and you are continuing to tell shareholders that net assets exist, because all we have to do is "reference to the Company's current balance sheet" (where nearly $1 billion in net assets, after all "probable" liabilties, or "shareholder's equity" exists), right? I will point out, too, that you cannot keep a story straight in a single letter even, as you say in number three that the "audited financial statements" should be referenced, then - two sentences later - you tell BHG to reference the "Company's current balance sheet" (that most current balance sheet being published just days ago, on November 2, 2021), which is not audited (you now are peddling two statements of financials in one letter, on top of your statements of financials in the bankruptcy court). Pretty hard to keep a lie straight, right? This Company could not keep a story straight if their lives depended on it, and that has been an issue far before StrataGraft®. If you did not notice, shareholders are only one of multiple prejudiced parties that absolutely reject your valuation claims; the first day of confirmation hearings was filled with endless valuation discrepancies. Both "expert witnesses" that testified on November 1 admitted they were far from independent opinions as well, with the initial "expert witness" confessing he took no "initiative" beyond directives from the Company. Your "valuation experts" are mere puppets to this Company's management and board, and they could not even keep that from slipping their lips; what stellar candidates this Company picked to take the stand... BHG notes that the Company now believes its balance sheet is more reliable for a figure of net assets belonging to shareholders than their claims in the bankruptcy court of no net assets existing, very clearly.

I will close that this board and management are still obstructing/rejecting inbound correspondence at their publicly designated electronic mail address (deemed to be relied upon by the Company), in further obstruction of this dismissed board's fiduciary duties to every stakeholder (as you have so astutely noted, and as BHG fully recognizes, far beyond shareholders). It has now been over two weeks that this board has been rejecting communications at a publicly listed address. For professing your fiduciary duties so astutely, you do not seem too apt to honor receipt of communications that could trigger them. The bad faith of this Company's board and management is endlessly proven, over and over.

It is all too simple to read the crystal ball here, too: Next letter, you will complain about BHG's substantiation again (while making it very apparent you enjoyed the whole letter, responding to bits and pieces from the end, such as you did with your comments surrounding StrataGraft®), claim that we should reference the balance sheet for a reliable measure of shareholder's equity again (after you already sued BHG for referencing that same number before, claiming we were "misleading" investors as much as you apparently are now), while your senior partner (far more qualified to speak on the subject) explicitly says the Companies Act of 2014, § 1111, has nothing to do with the balance sheet, and you will blanketly "reject all claims" while refusing to respond. The letter will be even shorter than the last, too, with you running out of arguments, very understandably. Your behaviors have been proven to be extremely predictable. I will give the board of directors some advice, however, that they would be wise to instruct you not to respond at all, as you seem to be incriminating them more and more with each letter.

I would like to very finally highlight how noteworthy it is that you still do not want to talk about this board and management's insider trading of the Company's common stock on undisclosed information (information also fraudulently omitted during U.S. proceedings), proxy fraud, or electoral fraud? Surprise, surprise…

Very Truly Yours,

Alexander Parker

Senior Managing Director

The Buxton Helmsley Group, Inc.

New York Headquarters	Mr. Alexander E. Parker
1185 Avenue of the Americas, Floor 3	Senior Managing Director
New York, N.Y. 10036	E. alexander.parker@buxtonhelmsley.com
T. +1 (212) 951-1530
F. +1 (212) 641-4349

Arthur Cox LLP Ten Earlsfort Terrace Dublin 2 D02 T380 +353 1 920 1000 dublin@arthurcox.com dx: 27 dublin Dublin Belfast London New York San Francisco arthurcox.com

2 November 2021

BY POST & EMAIL (klein@kleinllc.com)

Ms. Julia Klein

Klein LLC

Wilmington, DE 19801

Re: Mallinckrodt plc (the "Company") and The Buxton Helmsley Group, Inc. ("BHG")

Dear Ms Klein

We refer to Mr Alexander E. Parker's letter, on behalf of BHG, dated 14 October 2021.

BHG's letter is almost entirely a repetition of its prior correspondence without raising any new points of substance. We therefore refer you to our response of 17 September 2021 which addresses these issues and we do not propose to repeat here our previous statements which are equally applicable to BHG's latest correspondence. For completeness, we note that the Company rejects each of the assertions made by BHG in the letter dated 14 October 2021.

We would, however, note the following points of detail:

1. BHG's assertion that Article 91 of the Company's Constitution prohibited the approval of the resolutions on 13 August 2021 in respect of appointments to the board of directors is incorrect as the Constitution expressly permits such a resolution. Specifically, Article 91(b) permits directors to vote in respect of resolutions appointing other directors to the offices of the Company, and, in addition, the appointment of the directors was carried out in strict compliance with the provisions of Articles 81 and 105.

2. Similarly, BHG's assertion that Article 91 of the Company's Constitution prohibited the approval of the Chapter 11 plan due to its reference to a management incentive plan is also incorrect as Article 91 expressly permits such a resolution. Articles 91(a)(iii) and (vi) of the Company's Constitution provides that directors shall be entitled to vote on (amongst other matters) proposals concerning any scheme for enabling employees (including full time executive directors) of the Company to acquire shares in the Company or any arrangement for the benefit of employees of the Company or any of its subsidiaries under which the director benefits or may benefit. In any event, as we previously noted in our letter of 17 September 2021, the grant of awards under this plan will be a matter solely for the board of the Company as it is comprised following the implementation of any reorganisation. That board will be selected by the creditors of the Company who will become the new owners of the Company following the reorganisation. Likewise, the management team of the Company that will be eligible for such awards will themselves be appointed by the post-reorganisation board of the Company.

Grainne Hennessy · Séamus Given · Caroline Devlin · Sarah Cunniff · Elizabeth Bothwell · William Day · Andrew Lenny · Orla O'Connor (Chair) Brian O'Gorman · Mark Saunders · John Matson · Kevin Murphy · Cormac Kissane · Kevin Langford · Eve Mulconry · Philip Smith · Kenneth Egan Alex McLean · Glenn Butt · Niav O'Higgins · Fintan Clancy · Rob Corbet · Ultan Shannon · Dr Thomas B Courtney · Aaron Boyle · Rachel Hussey Colin Kavanagh · Kevin Lynch · Geoff Moore (Managing Partner) · Chris McLaughlin · Maura McLaughlin · Joanelle O'Cleirigh · Richard Willis · Deirdre Barrett Cian Beecher · Ailish Finnerty · Robert Cain · Connor Manning · Keith Smith · John Donald · Dara Harrington · David Molloy · Stephen Ranalow Gavin Woods · Simon Hannigan · Niamh Quinn · Colin Rooney · Aiden Small · Phil Cody · Karen Killoran · Richard Ryan · Danielle Conaghan Brian O'Rourke · Cian McCourt · Louise O'Byrne · Michael Twomey · Cormac Commins · Tara O'Reilly · Michael Coyle · Darragh Geraghty · Patrick Horan Maeve Moran · Deirdre O'Mahony · Deirdre Sheehan · Ian Dillon · Matthew Dunn · David Kilty · Siobhán McBean · Conor McCarthy · Órlaith Molloy Olivia Mullooly · Laura Cunningham · Mairéad Duncan-Jones · Ryan Ferry · Imelda Shiels · Brendan Wallace · Ruth Lillis · Sarah McCague · Niamh McGovern

3. BHG has misunderstood both the application of section 1111 of the Companies Act 2014 and our previous statements in this regard. Our letter of 17 September 2021 made clear that a net asset position in excess of half of the called-up share capital as reflected in the Company's accounting records was not inconsistent with a finding of insolvency, because the test for each is different. Whether or not the position described in section 1111 exists, must be determined by reference to applicable accounting standards, regardless of the accounts used. The reference in our letter to the audited financial statements was illustrative of this point, taking the last publicly filed accounts of the Company to demonstrate that having net assets in excess of called-up share capital is not inconsistent with the Company being insolvent or in an insolvency process. The Company confirms that, by reference to its current balance sheet, it continues to be the case (including following the preparation of the audited financial statements) that the requirement to convene a general meeting under section 1111 has not been triggered by reference to the Company's current balance sheet. There is no conflict between this position and that set out in The Law of Companies. We also note that the insolvency of the Company has been the subject of extensive consideration by the U.S. court and will be a key matter for consideration in any examinership application before the Irish High Court.

4. Our letter of 17 September 2021 was issued on behalf of the firm of Arthur Cox LLP, not any individual partner.

5. We note BHG's clarification that it does not now believe that StrataGraft® will result in a solvent position with recovery for the Company's members.

Yours sincerely,

______________________

ARTHUR COX LLP

Cc (by post):  The Buxton Helmsley Group, Inc. 1185 Avenue of the Americas Floor 3

New York

NY 10036

Mr Alexander E. Parker

1185 Avenue of the Americas

Floor 3

New York

NY 10036

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